SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

CONNECT BIOPHARMA HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value $0.000174 per share

(Title of Class of Securities)

207523101**

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 207523101 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents one Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 207523101

1.	Names of Reporting Persons. RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,640,417

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,640,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,417

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%[1]

14.	Type of Reporting Person (See Instructions) IA, PN

1 Represents an aggregate of 6,640,417Ordinary Shares of the Issuer held by the Fund, Nexus Fund, and the Account, which constitutes approximately 11.5% of the class outstanding. The percentage calculation assumes that there are currently 57,504,175 outstanding Ordinary Shares of the Issuer, based upon the closing of the Issuer’s initial public offering of ADSs, as reported in the Issuer’s prospectus supplement filed with the SEC on March 19, 2021, and giving effect to 1,687,500 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 207523101

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,640,417

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,640,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,417

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%[2]

14.	Type of Reporting Person (See Instructions) HC, IN

2 Represents an aggregate of 6,640,417 Ordinary Shares of the Issuer held by the Fund, Nexus Fund, and the Account, which constitutes approximately 11.5% of the class outstanding. The percentage calculation assumes that there are currently 57,504,175 outstanding Ordinary Shares of the Issuer, based upon the closing of the Issuer’s initial public offering of ADSs, as reported in the Issuer’s prospectus supplement filed with the SEC on March 19, 2021, and giving effect to 1,687,500 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 207523101

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,640,417

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,640,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,640,417

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%[3]

14.	Type of Reporting Person (See Instructions) HC, IN

3 Represents an aggregate of 6,640,417 Ordinary Shares of the Issuer held by the Fund, Nexus Fund, and the Account, which constitutes approximately 11.5% of the class outstanding. The percentage calculation assumes that there are currently 57,504,175 outstanding Ordinary Shares of the Issuer, based upon the closing of the Issuer’s initial public offering of ADSs, as reported in the Issuer’s prospectus supplement filed with the SEC on March 19, 2021, and giving effect to 1,687,500 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 207523101 [NTD: confirm correct CUSIP]

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,155,946

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,155,946

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,155,946

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%[4]

14.	Type of Reporting Person (See Instructions) PN

4 Represents 5,155,946 Ordinary Shares of the Issuer held by the Fund, which constitutes approximately 9.0% of the class outstanding. The percentage calculation assumes that there are currently 57,504,175 outstanding Ordinary Shares of the Issuer, based upon the closing of the Issuer’s initial public offering of ADSs, as reported in the Issuer’s prospectus supplement filed with the SEC on March 19, 2021, and giving effect to 1,687,500 shares issued and sold pursuant to the underwriters’ option.

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value $0.000174 per share (“Ordinary Shares”), of Connect Biopharma Holdings Limited, an exempted Cayman Islands company (the “Issuer”), which has its principal executive offices at Science and Technology Park East R&D Building, 3rd Floor, 6 Beijing West Road, Taicang Jansu Province, China 215400.

Item 2.	Identity and Background

(a)      This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”), which are collectively referred to herein as the “Reporting Persons.”  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

The Ordinary Shares reported herein includes 2,480,154 Ordinary Shares and 2,675,792 American Depositary Shares (“ADSs”), each representing one Ordinary Share, held by the Fund, 256,753 Ordinary Shares and 225,073 ADSs held in a separately managed account (the “Account”), and 912,302 Ordinary Shares and 90,343 ADSs held by RA Capital Nexus Fund, L.P. (the “Nexus Fund”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Account, and the Nexus Fund, and may be deemed a beneficial owner, for purposes of Section 13(d) of the Exchange Act, of any securities of the Issuer held by the Fund, the Account, or the Nexus Fund.  The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Exchange Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital.  RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)   The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)   The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Account, and the Nexus Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    See row 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), in August 2020 the Reporting Persons caused the Fund, the Account, and the Nexus Fund to purchase an aggregate of 6,325,789 Series C Preferred Shares (the “Preferred Shares”) of the Issuer in a private placements for an aggregate purchase price of $39,999,862. The Series C Preferred shares automatically converted into 3,635,510 Ordinary Shares upon completion of the IPO. An additional 13,699 ordinary shares were issued to the shareholder of the Preferred Shares pursuant to the anti-dilution provisions contained in the Shareholders Agreement. The Fund, the Account, and the Nexus Fund also purchased 2,350,000 ADSs from the underwriters of the IPO for an aggregate purchase price of $39,950,000, and 641,208 shares in open market purchases for an aggregate purchase price of $12,138,647.99. All purchases were for cash and were funded by working capital of the Fund, the Account, and the Nexus Fund.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Ordinary Shares reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Ordinary Shares or to dispose of any of the Ordinary Shares reported herein, the Reporting Persons may acquire additional Ordinary Shares from time to time or dispose of Ordinary Shares they beneficially own, consistent with their investment purposes and in amounts to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Derek DiRocco, a Partner of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, however, change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 57,504,175 outstanding Ordinary Shares, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2021 and giving effect to 1,687,500 ADSs issued and sold pursuant to the underwriters’ option.

(b)   The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D and Item 2 above is incorporated by reference.

(c)   Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

The 3,649,209 Ordinary Shares acquired at the closing of the Issuer’s initial public offering reported on this Schedule 13D are subject to a lock-up agreement (the “Lock-Up Agreement”), as referenced in the Issuer’s prospectus supplement filed with the SEC on March 19, 2021. Pursuant to the Lock-Up Agreement, the Fund, Nexus Fund and the Account may not, with limited exceptions, for a period of 180 days from the date of the prospectus, offer, sell or otherwise transfer or dispose of any of the Issuer’s securities, without the prior written consent of Jefferies LLC, SVB Leerink LLC, Piper Sandler & Co. and China International Capital Corporation Hong Kong Securities Limited. The underwriters may permit the Issuer’s officers, directors and other shareholders and the holders of the Issuer’s outstanding options who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to limitations.

Shareholders Agreement

On December 1, 2020, the Issuer, the Fund, the Nexus Fund, the Account, and certain other parties entered into the second amended and restated shareholders agreement (the “Shareholders Agreement”). Beginning 180 days after the effectiveness of the Issuer’s registration statement filed in connection with its initial public offering, the Shareholders Agreement provides the parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the Preferred Shares, subject to certain conditions. The registration rights will expire, with respect to any particular holder, the earlier of i) five years following the Issuer’s initial public offering or ii) such time as Rule 144 (or similar exemption) is available for the sale of all of such holder’s shares without limitation during a three-month period without registration. The Shareholders Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the Fund and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and the Fund is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it.

The description of the of the Lock-Up Agreement and Shareholders Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the agreements, which are filed as Exhibit 2 and Exhibit 3 hereto, respectively.

Item 7.	Material to be Filed as Exhibits

Exhibit 1      Joint Filing Agreement

Exhibit 2      Form of Lock-up Agreement (incorporated by reference to Exhibit A-1 of Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-253631))

Exhibit 3      Second Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit A-1 of Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (File No. 333-253631))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2021

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Name: Peter Kolchinsky
Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare GP, LLC

By:	/s/ Peter Kolchinsky
Name: Peter Kolchinsky
Title:	Manager

SCHEDULE A

Name	Date of Transaction	Number of Shares Acquires / (Disposed)	Transaction	Price per Share
RA Capital Healthcare Fund, L.P.	8/21/20	4,299,267 Series C Preferred	Purchase	$6.3233

RA Capital Healthcare Fund, L.P.	3/23/21	2,470,843 Ordinary Shares	Conversion		(1)

RA Capital Healthcare Fund, L.P.	3/23/21	9,311 Ordinary Shares	Anti-Dilution provision		(2)

RA Capital Healthcare Fund, L.P.	3/23/21	2,084,186 ADS	Purchase	$17.00	(3)

RA Capital Healthcare Fund, L.P.	3/19/21	418,876 ADS	Purchase	$20.1294	(4)

RA Capital Healthcare Fund, L.P.	3/24/21	17,439 ADS	Purchase	$15.9361	(5)

RA Capital Healthcare Fund, L.P.	3/25/21	138,400 ADS	Purchase	$15.9679	(6)

RA Capital Healthcare Fund, L.P.	3/26/21	16,891 ADS	Purchase	$15.9863	(7)

RA Capital Nexus Fund, L.P.	8/21/20	1,581,447 Series C Preferred	Purchase	$6.3233

RA Capital Nexus Fund, L.P.	2/9/21	908,877 Ordinary Shares	Conversion		(1)

RA Capital Nexus Fund, L.P.	2/9/21	3,425 Ordinary Shares	Anti-Dilution provision		(2)

RA Capital Nexus Fund, L.P.	3/23/21	90,343 ADS	Purchase	$17.00	(3)

Account	8/21/20	455,075 Series C Preferred	Purchase	$6.3233

Account	3/23/21	255,790 Ordinary Shares	Conversion		(1)

Account	3/23/21	963 Ordinary Shares	Anti-Dilution provision		(2)

Account	3/23/21	175,471 ADS	Purchase	$17.00	(3)

Account	3/19/21	35,124 ADS	Purchase	$20.1294	(4)

Account	3/24/21	1,462 ADS	Purchase	$15.9361	(5)

Account	3/25/21	11,600 ADS	Purchase	$15.9679	(6)

Account	3/26/21	1,416 ADS	Purchase	$15.9863	(7)

(1)	Each share of Series C Preferred shares automatically converted into ordinary shares upon the closing of the Issuer’s initial public offering for no additional consideration, after giving effect to the 1-for-1.74 share consolidation of ordinary shares.
(2)	Issuance of ordinary shares to the holders of Series C Preferred shares pursuant to the anti-dilution provisions contained in the Shareholders Agreement.
(3)	The shares were acquired in the Issuer’s initial public offering.
(4)	This transaction was executed in multiple trades at prices ranging from $18.08 to $22.00; the price reported above reflects the weighted average sale price.
(5)	This transaction was executed in multiple trades at prices ranging from $15.76 to $16.00; the price reported above reflects the weighted average sale price.
(6)	This transaction was executed in multiple trades at prices ranging from $15.45 to $16.00; the price reported above reflects the weighted average sale price.
(7)	This transaction was executed in multiple trades at prices ranging from $15.83 to $16.00; the price reported above reflects the weighted average sale price.